RECEIVED
2010 MAR 30 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA




10015446

19 March 2010

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall (Mrs)
Company Secretary's Office

dlw 3/30

59362-1

Bradford & Bingley plc

RECEIVED
2010 MAR 30 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

19 March 2010

2009 Annual Report & Accounts

Bradford & Bingley has today released its Annual Report & Accounts for the year to 31 December 2009.

This document is available in full on its website at **www.bbg.co.uk** within the Company Information section.

Two copies of the 2009 Annual Report & Accounts were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

ENDS

Enquiries
Bradford & Bingley Press Office:
+44 (0) 1274 554042
pressoffice@bbg.co.uk

Investor Relations:
+44 (0) 1274 806341

www.bbg.co.uk